UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM ABS-15G
ASSET-BACKED SECURITIZER
REPORT PURSUANT TO SECTION 15G OF
THE SECURITIES EXCHANGE ACT OF 1934

Check the appropriate box to indicate the filing obligation to which this form is intended to satisfy:

__ Rule 15Ga-1 under the Exchange Act (17 CFR 240.15Ga-1) for the reporting period

_____ to _____

Date of Report (Date of earliest event reported) _____

Commission File Number of securitizer: _____

Central Index Key Number of securitizer: _____

_____

Name and telephone number, including area code, of the person to
contact in connection with this filing

Indicate by check mark whether the securitizer has no activity to report for the initial period pursuant to Rule 15Ga-1(c)(1) [ ]

Indicate by check mark whether the securitizer has no activity to report for the quarterly period pursuant to Rule 15Ga-1(c)(2)(i) [ ]

Indicate by check mark whether the securitizer has no activity to report for the annual period pursuant to Rule 15Ga-1(c)(2)(ii) [ ]

 X Rule 15Ga-2 under the Exchange Act (17 CFR 240.15Ga-2)

Central Index Key Number of sponsor: 0001541665_____

ARI Fleet Lease Trust 2017-A_____
(Exact name of issuing entity as specified in its charter)

Central Index Key Number of issuing entity (if applicable):   0001706055____
Central Index Key Number of underwriter (if applicable):   N/A___

Brian K. Horwith, Automotive Rentals, Inc., (856) 778-1500_____
Name and telephone number, including area code, of the person to
contact in connection with this filing

Item 2.01: Findings and Conclusions of a Third Party Due Diligence Report Obtained by the Issuer

The disclosures required by Rule 15Ga-2 (17 CFR 240.15Ga-2) are attached as Exhibit 99.1 to this Form ABS-15G.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the reporting entity has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Automotive Rentals, Inc. (Sponsor)

By: /s/ Brian K. Horwith_____

Name: Brian K. Horwith
Title: Treasurer

Date: May 8, 2017

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